EXHIBIT 99.1

Endeavour Silver Announces Q1 2025 Financial Results; Earnings Call at 10AM PDT (1PM EDT) Today

VANCOUVER, British Columbia, May 13, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its financial and operating results for the three months ended March 31, 2025. All dollar amounts are in US dollars ($).

“We’re pleased to report another strong quarter, with production tracking well against plan,” said Dan Dickson, Chief Executive Officer. “Our revenue performance was bolstered by higher realized prices, highlighting the strength of our portfolio. We continue to generate solid mine operating cash flow, underpinned by disciplined cost control and a relentless focus on operational excellence. With robust liquidity, the addition of the Kolpa project, and Terronera coming online soon, we are well positioned to drive sustainable growth and deliver long-term value for our shareholders.”

Q1 2025 Highlights

  Steady Production in Line with Plan: 1,205,793 ounces (“oz”) of silver and 8,338 oz of gold for 1.9 million oz silver equivalent (“AgEq”)(1).
  Strong Revenue From Higher Realized Prices: $63.5 million from the sale of 1,223,684 oz of silver and 8,538 oz of gold at average realized prices of $31.99 per oz silver and $2,903 per oz gold.
  Mine Operating Cash Flow: $8.3 million in operating cash flow before working capital changes(2), a decrease of 18% from Q1 2024.
  Operating Costs: Cash costs(2) of $15.89 per oz payable silver and all-in sustaining costs(2) of $24.48 per oz, net of gold credits. Cash costs(2) and all-in sustaining costs were slightly below guidance primarily due to a higher gold by-product credit.
  Strong Liquidity: Cash position of $64.7 million and working capital(2) of $14.8 million. Cash decreased from December 31, 2024, as the Company continued investing in development activities at the Terronera project (the “Terronera Project”).
  Completed Acquisition of Minera Kolpa: Subsequent to the quarter end, the Company completed the acquisition of Compañía Minera Kolpa S.A. (“Minera Kolpa”) and its main asset, the Huachocolpa Uno Mine (the “Acquisition”) and concurrently closed the US$35 million copper stream with Versamet Royalties Corporation (See news release dated May 1, 2025 here).
  Closed the Bought Deal Equity Financing: Subsequent to the quarter end, the Company closed a $50 million bought deal equity financing, used to fund the cash component of Minera Kolpa, (as announced in the Endeavour news release dated April 16, 2025 here).

Financial Overview

Q1 2025 Highlights	Three Months Ended March 31
	2025	2024	% Change
Production
Silver ounces produced	1,205,793	1,460,006	(17%)
Gold ounces produced	8,338	10,133	(18%)
Payable silver ounces produced	1,193,358	1,450,308	(18%)
Payable gold ounces produced	8,188	9,948	(18%)
Silver equivalent ounces produced(1)	1,872,833	2,270,677	(18%)
Cash costs per silver ounce(2)	15.89	13.19	20%
Total production costs per ounce(2)	24.23	18.90	28%
All-in sustaining costs per ounce(2)	24.48	21.44	14%
Processed tonnes	209,507	221,794	(6%)
Direct operating costs per tonne(2)	142.72	134.97	6%
Direct costs per tonne(2)	207.27	181.77	14%
Financial
Revenue ($ millions)	63.5	63.7	(0%)
Silver ounces sold	1,223,684	1,756,094	(30%)
Gold ounces sold	8,538	10,880	(22%)
Realized silver price per ounce	31.99	23.47	36%
Realized gold price per ounce	2,903	2,114	37%
Net earnings (loss) ($ millions)	(32.9)	(1.2)	(2,656%)
Adjusted net earnings (loss)(2) ($ millions)	(0.2)	0.3	n/a
Mine operating earnings ($ millions)	12.8	11.7	10%
Mine operating cash flow before taxes ($ millions)(2)	22.1	20.6	7%
Operating cash flow before working capital changes(2)	8.3	10.2	(18%)
EBITDA(2) ($ millions)	(18.1)	13.5	(234%)
Adjusted EBITDA(2) ($ millions)	15.1	16.1	(6%)
Working capital(2) ($ millions)	14.8	56.4	(74%)
Shareholders
Earnings (loss) per share – basic ($)	(0.13)	(0.01)	(1,200%)
Adjusted earnings (loss) per share – basic ($)(2)	(0.00)	0.00	0%
Operating cash flow before working capital changes per share(2)	0.03	0.04	(25%)
Weighted average shares outstanding	262,323,863	227,503,581	15%

(1) Silver equivalent (AgEq) is calculated using an 80:1 Ag:Au ratio.

(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Direct operating costs per tonne in Q1 2025 increased to $142.72, 6% higher compared with $134.97 in Q1 2024 caused by 6% lower throughput while total direct operating costs remained in line with Q1 2024.

Consolidated cash costs per oz, net of by-product credits, increased 20% to $15.89 driven by 17% lower silver ounces produced and 8% higher in direct costs, offset by 8% higher by-product gold sales.

All-In-Sustaining Costs (“AISC”) in Q1 2025 was $24.48 per silver ounce, 14% higher than Q1 2024 due to the 17% lower production of silver ounces, partially offset by an 1% lower cash costs.

In Q1 2025, the Company’s mine operating earnings were $12.8 million (Q1 2024 – $11.7 million) from revenue of $63.5 million (Q1 2024 – $63.7 million) and cost of sales of $50.7 million (Q1 2024 – $52.1 million). The lower cost of sales were driven by the 30% lower ounces sold during the period compared to the same period in 2024. Realized silver price was $31.99 per oz for the quarter, 36% higher than the same period in 2024 and the realized gold price was $2,903 or 37% higher compared to Q1 2025. Higher realized prices have offset the impact of lower ounces sold on revenue. Silver and gold ounces sold decreased primarily due to the lower production of gold compared to Q1 2024.

In Q1 2025, the Company had operating earnings of $4.0 million (Q1 2024 – $3.3 million) after exploration, evaluation and development costs of $4.5 million (Q1 2024 – $4.3 million), and general and administrative expense of $4.3 million (Q1 2024 – $4.0 million). Exploration costs increased during the first quarter as the Company ramped up activities at Pitarrilla.

The loss before taxes for Q1 2025 was $27.8 million (Q1 2024 – earnings of $4.2 million) after loss on derivative contracts of $31.9 million (Q1 2024 – $nil), a foreign exchange loss of $1.0 million (Q1 2024 – gain of $1.2 million), investment and other income of $1.5 million (Q1 2024 – investments and other expense of $nil), and finance costs of $0.4 million (Q1 2024 – $0.3 million).

The Company realized a net loss for the period of $32.9 million (Q1 2024 – net loss of $1.2 million) after an income tax expense of $5.1 million (Q1 2024 – income tax expense of $5.4 million). The deferred tax recovery was realized as a result of recognizing previously unutilized losses during the period.

Adjusted net loss was $0.2 million in Q1 2025, compared to adjusted earnings of $0.3 million in Q1 2024, while adjusted earnings per share remained steady at $0.00.

This news release should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended March 31, 2025, and associated Management’s Discussion and Analysis (“MD&A”) which are available on the Company’s website, www.edrsilver.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Conference Call

Management will host a conference call to discuss the Company’s Q1 2025 financial results today at 10:00am Pacific (PST)/ 1:00pm Eastern (EST).

Date:	Tuesday, May 13, 2025

Time:	10:00am Pacific (PDT) / 1:00pm Eastern (EDT)

Telephone:	Canada & US +1-833-752-3348
International +1-647-846-2804

Replay:	Canada/US Toll Free +1-855-669-9658
International +1-412-317-0088
Access code is 2198664

To access the replay using an international dial-in number, please click here.

The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and Peru, and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Allison Pettit, Director Investor Relations
Tel: (877) 685 - 9775
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 Ag:Au ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, AISC per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share, sustaining and growth capital and adjusted net earnings (loss).

Please see the March 31, 2025 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the March 31, 2025 MD&A available on SEDAR at www.sedar.com.

Reconciliation of Working Capital

Expressed in thousands of US dollars	As at March 31, 2025	As at December 31, 2024
Current assets	$120,626	$157,647
Current liabilities	105,827	78,866
Working capital	$14,799	$78,781

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands of US dollars	Three Months Ended March 31
(except for share numbers and per share amounts)	2025	2024
Net earnings (loss) for the period per financial statements	($32,907)	($1,194)
Unrealized foreign exchange (gain) loss	275	136
(Gain) loss on derivatives	31,931	-
Change in fair value of investments	(143)	861
Change in fair value of cash settled DSUs	638	465
Adjusted net earnings (loss)	($206)	$268
Basic weighted average share outstanding	262,323,863	227,503,581
Adjusted net earnings (loss) per share	($0.00)	$0.00

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in thousands of US dollars	Three Months Ended March 31
	2025	2024
Mine operating earnings per financial statements	$12,842	$11,656
Share-based compensation	34	79
Depreciation	9,206	8,877
Mine operating cash flow before taxes	$22,082	$20,612

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in thousands of US dollars	Three Months Ended March 31
(except for per share amounts)	2025	2024
Cash from (used in) operating activities per financial statements	$3,363	$4,583
Net changes in non-cash working capital per financial statements	(4,985)	(5,651)
Operating cash flow before working capital changes	$8,348	$10,234
Basic weighted average shares outstanding	262,323,863	227,503,581
Operating cash flow before working capital changes per share	$0.03	$0.04

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in thousands of US dollars	Three Months Ended March 31
	2025	2024
Net earnings (loss) for the period per financial statements	($32,907)	($1,194)
Depreciation – cost of sales	9,206	8,877
Depreciation – exploration, evaluation and development	250	159
Depreciation – general & administration	105	99
Finance costs	184	135
Current income tax expense (recovery)	5,279	5,667
Deferred income tax expense (recovery)	(214)	(233)
EBITDA	($18,097)	$13,510
Share based compensation	516	1,170
Unrealized foreign exchange (Gain) loss	275	136
(Gain) loss on derivatives	31,931	-
Change in fair value of investments	(143)	861
Change in fair value of cash settled DSUs	638	465
Adjusted EBITDA	$15,120	$16,142
Basic weighted average shares outstanding	262,323,863	227,503,581
Adjusted EBITDA per share	$0.06	$0.07

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in thousands of US dollars	Three months ended March 31, 2025			Three months ended March 31, 2024
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$25,444	$9,729	$35,173	$26,886	$9,819	$36,705
Purchase of the third-party material	(5,866)	-	(5,866)	(2,392)	-	(2,392)
Smelting and refining costs included in revenue	-	436	436	-	493	493
Opening finished goods	(5,448)	(485)	(5,933)	(7,137)	(699)	(7,836)
Closing finished goods	4,763	1,328	6,091	2,314	651	2,965
Direct operating costs	18,893	11,008	29,901	19,671	10,264	29,935
Purchase of the third-party material	5,866	-	5,866	2,392	-	2,392
Royalties	6,066	177	6,243	6,332	76	6,408
Special mining duty (1)	984	431	1,415	1,521	60	1,581
Direct costs	31,809	11,616	43,425	29,916	10,400	40,316
By-product gold sales	(12,791)	(11,992)	(24,783)	(10,731)	(12,265)	(22,996)
Opening gold inventory fair market value	3,185	772	3,957	2,909	619	3,528
Closing gold inventory fair market value	(2,232)	(1,410)	(3,642)	(871)	(851)	(1,722)
Cash costs net of by-product	19,971	(1,014)	18,957	21,223	(2,097)	19,126
Depreciation	6,569	2,637	9,206	5,815	3,062	8,877
Share-based compensation	20	14	34	62	17	79
Opening finished goods depreciation	(1,188)	(92)	(1,280)	(1,459)	(197)	(1,656)
Closing finished goods depreciation	1,618	384	2,002	770	219	989
Total production costs	$26,990	$1,929	$28,919	$26,411	$1,004	$27,415

	Three months ended March 31, 2025			Three months ended March 31, 2024
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	102,438	107,069	209,507	115,004	106,790	221,794
Payable silver ounces	1,012,281	181,077	1,193,358	1,331,735	118,573	1,450,308

Cash costs per silver ounce	$19.73	($5.60)	$15.89	$15.94	($17.69)	$13.19
Total production costs per ounce	$26.66	$10.65	$24.23	$19.83	$8.47	$18.90
Direct operating costs per tonne	$184.43	$102.81	$142.72	$171.05	$96.11	$134.97
Direct costs per tonne	$310.52	$108.49	$207.27	$260.13	$97.39	$181.77

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands of US dollars	Three Months Ended March 31, 2025			Three Months Ended March 31, 2024
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$19,971	($1,014)	$18,957	$21,223	($2,097)	$19,126
Operations share-based compensation	20	14	34	62	17	79
Corporate general and administrative	2,676	1,080	3,756	2,204	801	3,005
Corporate share-based compensation	294	119	413	690	250	940
Reclamation - amortization/accretion	148	85	233	102	77	179
Mine site expensed exploration	270	174	444	122	314	436
Equipment loan payments	0	0	0	128	220	348
Capital expenditures sustaining	3,446	1,925	5,371	4,716	2,266	6,982
All-In-Sustaining Costs	$26,826	$2,382	$29,208	$29,247	$1,848	$31,095
Growth exploration, evaluation and development			3,775			3,524
Growth capital expenditures			36,214			37,905
All-In-Costs			$69,197			$72,524

	Three Months Ended March 31, 2025			Three Months Ended March 31, 2024
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	102,438	107,069	209,507	115,004	106,790	221,794
Payable silver ounces	1,012,281	181,077	1,193,358	1,331,735	118,573	1,450,308
Silver equivalent production (ounces)	1,334,447	538,386	1,872,833	1,665,648	605,028	2,270,677

All-in-Sustaining cost per ounce	$26.50	$13.16	$24.48	$21.96	$15.59	$21.44

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands of US dollars	Three Months Ended March 31
	2025	2024
Capital expenditures sustaining	$5,371	$6,982
Growth capital expenditures	36,214	37,905
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$41,585	$44,887

Expressed in thousands of US dollars	Three Months Ended March 31
	2025	2024
Mine site expensed exploration	$444	$436
Growth exploration, evaluation and development	3,775	3,524
Total exploration, evaluation and development	4,219	3,960
Exploration, evaluation and development depreciation	250	159
Exploration, evaluation and development share-based compensation	69	151
Exploration, evaluation and development expense	$4,538	$4,270

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands of US dollars	Three Months Ended March 31
	2025	2024
Gross silver sales	$39,151	$41,222
Silver ounces sold	1,223,684	1,756,094
Realized silver price per ounce	$31.99	$23.47

Expressed in thousands of US dollars	Three Months Ended March 31
	2025	2024
Gross gold sales	$24,783	$22,996
Gold ounces sold	8,538	10,880
Realized gold price per ounce	$2,903	$2,114

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project including: anticipated timing of the projectfuture payments in connection with acquisition; the Company’s ability to further drawdown on the Debt Facility, estimated project economics, Terronera’s forecasted operations, costs and expenditures,; the Company’s exploration programs, extensions of mineralisation and publishing of future resource estimates; and the timing and results of various related activities, Endeavour’s anticipated performance in 2024 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on minethe Terronera Project economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar, Peruvian sol, and U.S. dollar); fluctuations in interest rates; effects of inflation; changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; r risks in obtaining necessary licenses and permits; satisfaction of conditions precedent to drawdown under the Debt Facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form and the Prospectus Supplement Dated April 3, 2025 filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.